SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
To
Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

GraphOn Corporation
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)

388707101
(CUSIP Number of Class of Securities Underlying Options to Purchase Common Stock)

William Swain, Chief Financial Officer
GraphOn Corporation
5400 Soquel Avenue, Suite A-2
Santa Cruz, California 95062
(800) 472-7466
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Ira I. Roxland, Esq.
Joseph H. Schmitt, Esq.
SNR Denton US LLP
Two World Financial Center
New York, New York 10281
(212) 768-6700

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)
$1,030,700	$119.66

(1)
Estimated solely for purposes of calculating the amount of the filing fee. This amount assumes that all options to purchase shares of the issuer’s common stock that may be eligible for exchange in the offer will be tendered pursuant to this offer. These options covered an aggregate of 4,102,504 shares of the issuer’s common stock, and had an aggregate value of $1,030,700 as of September 14, 2011, calculated based on a binominal lattice option pricing mode.

(2)
The amount of the filing fee (previously paid), calculated in accordance with Rule 0-11(b) promulgated under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for Fiscal Year 2011 (issued December 22, 2010), equals $116.10 for each $1,000,000 of the value of the transaction. The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $119.66
Form of Registration No.: Schedule TO
Filing Party: GraphOn Corporation
Date Filed: September 14, 2011.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐            Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐           Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) to Schedule TO (the “Schedule TO”) amends and supplements the Offer to Exchange (the “Offer to Exchange”), filed by GraphOn Corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on September 14, 2011, in connection with the Company’s offer to employees and directors to exchange certain options to purchase shares of the Company’s common stock, par value $0.0001 per share, having an exercise price greater than $0.20 per share that were granted prior to August 31, 2011, upon the terms and subject to the conditions described in the Offer to Exchange and the related Election Form previously filed with the SEC as Exhibits (a)(1) and (a)(3) to the Schedule TO.

Except as expressly amended and supplemented hereby, all terms of the Offer to Exchange and all disclosure in the Schedule TO and Exhibits thereto, filed with SEC on September 14, 2011, remain unchanged.

The purpose of this Amendment is clarify that the Offer to Exchange expires at 12:00 a.m., midnight, Eastern Time, on October 12, 2011, which is the time immediately prior to 12:01 a.m., Eastern Time, on October 13, 2011.

Attached hereto as Exhibit (a)(8) is an email communication sent by William Swain, Chief Financial Officer of the Company, clarifying expiration date and time of the Offer to Exchange as set forth above.

Item 12.                      Exhibits.

(a)(1)	Offer to Exchange dated September 14, 2011*

(a)(2)	Letter to Employees announcing the Exchange Offer*

(a)(3)	Form of Election Form, including statement of employee stock option holdings*

(a)(4)	Form of Withdrawal Form*

(a)(5)	Form of Confirmation Statement*

(a)(6)	GraphOn Corporation’s Annual Report on Form 10-K for the year ended December 31, 2010, filed with the SEC on March 31, 2011 (incorporated herein by reference)*

(a)(7)	GraphOn Corporation’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2011, filed with the SEC on August 15, 2011 (incorporated herein by reference)*

(a)(8)	Email communication to employees and directors sent September 23, 2011+

(b)	Not applicable

(d)(1)	GraphOn Corporation 1996 Stock Option Plan, included as an exhibit in Registrant’s Registration Statement on Form S-1 (Registration No. 333-11165) is incorporated herein by reference

(d)(2)	GraphOn Corporation 1998 Stock Option/Stock Issuance Plan, included as an exhibit in Registrant’s Registration Statement on Form S-8 (Registration No. 333-40174) is incorporated herein by reference

(d)(3)	GraphOn Corporation 2005 Equity Incentive Plan, included as an exhibit in Registrant’s definitive Proxy Statement for the Registrant’s 2005 Annual Meeting is incorporated herein by reference

(d)(4)	GraphOn Corporation Stock Option Agreement for Gary Green, included as an exhibit in Registrant’s Annual Report on Form 10-KSB for the year ended December 31, 2005 is incorporated herein by reference

(d)(5)	GraphOn Corporation 2008 Equity Incentive Plan, included as an exhibit in Registrant’s Registration Statement on Form S-8 (Registration No. 333-156229) is incorporated herein by reference

(g)	Not applicable

(h)	Not applicable

__________________
* Previously filed
+ Filed herewith

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GraphOn Corporation

By:	/s/ William Swain

William Swain

Secretary and Chief Financial Officer

Date:           September 23, 2011

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)	Offer to Exchange dated September 14, 2011*
(a)(2)	Letter to Employees announcing the Exchange Offer*
(a)(3)	Form of Election Form, including statement of employee stock option holdings*
(a)(4)	Form of Withdrawal Form*
(a)(5)	Form of Confirmation Statement*
(a)(6)	GraphOn Corporation’s Annual Report on Form 10-K for the year ended December 31, 2010, filed with the SEC on March 31, 2011 (incorporated herein by reference)*
(a)(7)	GraphOn Corporation’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2011, filed with the SEC on August 15, 2011 (incorporated herein by reference)*
(a)(8)	Email communication to employees and directors sent September 23, 2011+
(b)	Not applicable
(d)(1)	GraphOn Corporation 1996 Stock Option Plan, included as an exhibit in Registrant’s Registration Statement on Form S-1 (Registration No. 333-11165) incorporated herein by reference
(d)(2)	GraphOn Corporation 1998 Stock Option/Stock Issuance Plan, included as an exhibit in Registrant’s Registration Statement on Form S-8 (Registration No. 333-40174) incorporated herein by reference
(d)(3)	GraphOn Corporation 2005 Equity Incentive Plan, included as an exhibit in Registrant’s definitive Proxy Statement for the Registrant’s 2005 Annual Meeting is incorporated herein by reference
(d)(4)	GraphOn Corporation Stock Option Agreement for Gary Green, included as an exhibit in Registrant’s Annual Report on Form 10-KSB for the year ended December 31, 2005 is incorporated herein by reference
(d)(5)	GraphOn Corporation 2008 Equity Incentive Plan, included as an exhibit in Registrant’s Registration Statement on Form S-8 (Registration No. 333-156229) is incorporated herein by reference
(g)	Not applicable
(h)	Not applicable

__________________
* Previously filed
+ Filed herewith